

Mail Stop 4561

March 31, 2017

Mr. James Benson
Chief Financial Officer
Akamai Technologies, Inc.
150 Broadway
Cambridge, MA 02142

     Re: **Akamai Technologies, Inc.**
               Form 10-K for the Fiscal Year ended December 31, 2016
               Filed February 28, 2017
               File No. 000-27275

Dear Mr. Benson:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Notes to Consolidated Financial Statements

Note 18. Segment and Geographic Information, page 79

1.   You disclose on page 28 that as part of your reorganization in 2016, your sales, marketing, and product development functions are now organized into three divisions: Media, Web, and Enterprise and Carrier; however, you state that you operated in one industry segment. Tell us how you determined you have one operating and reporting segment after this reorganization. Refer to ASC 280-10-50 and please provide us with the following information with respect to your organization and divisions:

- Describe the company's internal management reporting process, including organization and reporting structure and provide us with an organizational chart;

- Clarify who comprises the executive management team that together with the chief executive officer is the chief operating decision maker (CODM);

- Identify the individuals that report directly to the CODM and describe the responsibilities of the general managers of each division and who they directly report to, if not the CODM;

- Describe the specific information that is regularly reviewed by the CODM, how frequently it is reviewed, and at what level such information is provided. Further, explain what you mean that you do not accumulate discrete financial information with respect to the separate divisions;

- Describe how budgets are developed and resources are allocated throughout your organization;

- Describe the level of detail communicated to the CODM when actual results differ from budgets and annual operating targets, and who is involved in meetings with the CODM to discuss budget/target-to-actual variances.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding the comment. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services